CUSIP No. 048426100	Page 1 of 19 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

ATLANTIC COAST FINANCIAL CORPORATION
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

048426100
(CUSIP Number)

Mr. Richard J. Lashley
PL Capital, LLC
67 Park Place East
Suite 675
Morristown, NJ  07960
(973) 539-5400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 25, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

CUSIP No. 048426100	Page 2 of 19 Pages

1	NAME OF REPORTING PERSON PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14	TYPE OF REPORTING PERSON OO
*
PL Capital, LLC previously held 793,543 shares (5.1%) of Atlantic Coast Financial Corporation (the “Company”).  On May 25, 2018, pursuant to an Agreement and Plan of Merger, dated as of November 16, 2017, between Ameris Bancorp (“Ameris”) and the Company (the “Merger Agreement”), the Company merged with and into Ameris, with Ameris being the surviving company.  Pursuant to the Merger Agreement, each outstanding share of the Company’s common stock was automatically converted into the right to receive $1.39 in cash and 0.17 shares of the common stock of Ameris.

CUSIP No. 048426100	Page 3 of 19 Pages

1	NAME OF REPORTING PERSON Financial Edge Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14	TYPE OF REPORTING PERSON PN
*
Financial Edge Fund, L.P. previously held 492,543 shares (3.2%) of Atlantic Coast Financial Corporation (the “Company”).  On May 25, 2018, pursuant to an Agreement and Plan of Merger, dated as of November 16, 2017, between Ameris Bancorp (“Ameris”) and the Company (the “Merger Agreement”), the Company merged with and into Ameris, with Ameris being the surviving company.  Pursuant to the Merger Agreement, each outstanding share of the Company’s common stock was automatically converted into the right to receive $1.39 in cash and 0.17 shares of the common stock of Ameris.

CUSIP No. 048426100	Page 4 of 19 Pages

1	NAME OF REPORTING PERSON Financial Edge—Strategic Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14	TYPE OF REPORTING PERSON PN
*
Financial Edge – Strategic Fund, L.P. previously held 205,700 shares (1.3%) of Atlantic Coast Financial Corporation (the “Company”).  On May 25, 2018, pursuant to an Agreement and Plan of Merger, dated as of November 16, 2017, between Ameris Bancorp (“Ameris”) and the Company (the “Merger Agreement”), the Company merged with and into Ameris, with Ameris being the surviving company.  Pursuant to the Merger Agreement, each outstanding share of the Company’s common stock was automatically converted into the right to receive $1.39 in cash and 0.17 shares of the common stock of Ameris.

CUSIP No. 048426100	Page 5 of 19 Pages

1	NAME OF REPORTING PERSON PL Capital/Focused Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14	TYPE OF REPORTING PERSON PN
*
PL Capital/Focused Fund, L.P. previously held 95,300 shares (0.6%) of Atlantic Coast Financial Corporation (the “Company”).  On May 25, 2018, pursuant to an Agreement and Plan of Merger, dated as of November 16, 2017, between Ameris Bancorp (“Ameris”) and the Company (the “Merger Agreement”), the Company merged with and into Ameris, with Ameris being the surviving company.  Pursuant to the Merger Agreement, each outstanding share of the Company’s common stock was automatically converted into the right to receive $1.39 in cash and 0.17 shares of the common stock of Ameris.

CUSIP No. 048426100	Page 6 of 19 Pages

1	NAME OF REPORTING PERSON Goodbody/PL Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14	TYPE OF REPORTING PERSON PN
*
Goodbody/PL Capital, L.P. previously held 221,151 shares (1.4%) of Atlantic Coast Financial Corporation (the “Company”).  On May 25, 2018, pursuant to an Agreement and Plan of Merger, dated as of November 16, 2017, between Ameris Bancorp (“Ameris”) and the Company (the “Merger Agreement”), the Company merged with and into Ameris, with Ameris being the surviving company.  Pursuant to the Merger Agreement, each outstanding share of the Company’s common stock was automatically converted into the right to receive $1.39 in cash and 0.17 shares of the common stock of Ameris.

CUSIP No. 048426100	Page 7 of 19 Pages

1	NAME OF REPORTING PERSON Goodbody/PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14	TYPE OF REPORTING PERSON OO
*
Goodbody/PL Capital, LLC previously held 221,151 shares (1.4%) of Atlantic Coast Financial Corporation (the “Company”).  On May 25, 2018, pursuant to an Agreement and Plan of Merger, dated as of November 16, 2017, between Ameris Bancorp (“Ameris”) and the Company (the “Merger Agreement”), the Company merged with and into Ameris, with Ameris being the surviving company.  Pursuant to the Merger Agreement, each outstanding share of the Company’s common stock was automatically converted into the right to receive $1.39 in cash and 0.17 shares of the common stock of Ameris.

CUSIP No. 048426100	Page 8 of 19 Pages

1	NAME OF REPORTING PERSON PL Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14	TYPE OF REPORTING PERSON OO
*
PL Capital Advisors, LLC previously held 1,014,694 shares (6.5%) of Atlantic Coast Financial Corporation (the “Company”).  On May 25, 2018, pursuant to an Agreement and Plan of Merger, dated as of November 16, 2017, between Ameris Bancorp (“Ameris”) and the Company (the “Merger Agreement”), the Company merged with and into Ameris, with Ameris being the surviving company.  Pursuant to the Merger Agreement, each outstanding share of the Company’s common stock was automatically converted into the right to receive $1.39 in cash and 0.17 shares of the common stock of Ameris.

CUSIP No. 048426100	Page 9 of 19 Pages

1	NAME OF REPORTING PERSON John W. Palmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14	TYPE OF REPORTING PERSON IN
*
John Palmer previously held 1,014,694 shares (6.5%) of Atlantic Coast Financial Corporation (the “Company”).  On May 25, 2018, pursuant to an Agreement and Plan of Merger, dated as of November 16, 2017, between Ameris Bancorp (“Ameris”) and the Company (the “Merger Agreement”), the Company merged with and into Ameris, with Ameris being the surviving company.  Pursuant to the Merger Agreement, each outstanding share of the Company’s common stock was automatically converted into the right to receive $1.39 in cash and 0.17 shares of the common stock of Ameris.

CUSIP No. 048426100	Page 10 of 19 Pages

1	NAME OF REPORTING PERSON Richard J. Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14	TYPE OF REPORTING PERSON IN
*
Richard J. Lashley previously held 1,014,694 shares (6.5%) of Atlantic Coast Financial Corporation (the “Company”).  On May 25, 2018, pursuant to an Agreement and Plan of Merger, dated as of November 16, 2017, between Ameris Bancorp (“Ameris”) and the Company (the “Merger Agreement”), the Company merged with and into Ameris, with Ameris being the surviving company.  Pursuant to the Merger Agreement, each outstanding share of the Company’s common stock was automatically converted into the right to receive $1.39 in cash and 0.17 shares of the common stock of Ameris.

CUSIP No. 048426100	Page 11 of 19 Pages

EXPLANATORY NOTE

The reporting persons previously held shares of Atlantic Coast Financial Corporation (the “Company”).  On May 25, 2018 (the “Merger Date”), pursuant to an Agreement and Plan of Merger, dated as of November 16, 2017, between Ameris Bancorp (“Ameris”) and the Company (the “Merger Agreement”), the Company merged with and into Ameris, with Ameris being the surviving company.  Pursuant to the Merger Agreement, each outstanding share of the Company’s common stock was automatically converted into the right to receive $1.39 in cash and 0.17 shares of the common stock of Ameris.  As a result, the reporting persons no longer own any shares of the Company.

Item 1.                         Security and Issuer

This amended Schedule 13D relates to the common stock, $0.01 par value (“Common Stock”), of Atlantic Coast Financial Corporation.  The address of the principal executive offices of the Company is 4655 Salisbury Road, Suite 110, Jacksonville, FL 32256.

Item 2.                          Identity and Background

This amended Schedule 13D is being filed jointly by the parties identified below.  All of the filers of this Schedule 13D are collectively referred to herein as the “PL Capital Group.”  The joint filing agreement of the members of the PL Capital Group is attached as Exhibit 1 to the initial Schedule 13D filed by the PL Capital Group on August 7, 2015 (the “Initial Schedule 13D”).

•	Financial Edge Fund, L.P., a Delaware limited partnership (“Financial Edge Fund”);
•	Financial Edge-Strategic Fund, L.P., a Delaware limited partnership (“Financial Edge Strategic”);
•	PL Capital/Focused Fund, L.P., a Delaware limited partnership (“Focused Fund”);
•	PL Capital, LLC, a Delaware limited liability company (“PL Capital”) and General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund;
•
PL Capital Advisors, LLC, a Delaware limited liability company (“PL Capital Advisors”), and the investment advisor to Financial Edge Fund, Financial Edge Strategic, Goodbody/PL Capital, L.P. and Focused Fund;

•	Goodbody/PL Capital, L.P., a Delaware limited partnership (“Goodbody/PL LP”);
•	Goodbody/PL Capital, LLC (“Goodbody/PL LLC”), a Delaware limited liability company and General Partner of Goodbody/PL LP;

CUSIP No. 048426100	Page 12 of 19 Pages

•	John W. Palmer and Richard J. Lashley, as Managing Members of PL Capital, PL Capital Advisors and Goodbody/PL LLC.
(a)-(c)              This statement is filed by Mr. John W. Palmer and Mr. Richard J. Lashley, with respect to the shares of Common Stock beneficially owned by them, as follows:

(1)
shares of Common Stock held in the name of Financial Edge Fund, Financial Edge Strategic, and Focused Fund, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of (A) PL Capital: the General Partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund; and (B) PL Capital Advisors: the investment advisor for Financial Edge Fund, Financial Edge Strategic and Focused Fund; and

(2)
shares of Common Stock held in the name of Goodbody/PL LP, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of (A) Goodbody/PL LLC: the General Partner of Goodbody/PL LP; and (B) PL Capital Advisors: the investment advisor for Goodbody/PL LP.

The business address of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, PL Capital Advisors, Goodbody/PL LP, Goodbody/PL LLC, Mr. Palmer and Mr. Lashley is:  c/o PL Capital, 47 E. Chicago Avenue, Suite 328, Naperville, Illinois 60540.  Each of Financial Edge Fund, Financial Edge Strategic, Focused Fund, PL Capital, Goodbody/PL LP, PL Capital Advisors and Goodbody/PL LLC are engaged in various interests, including investments.

The principal employment of Messrs. Palmer and Lashley is investment management with each of PL Capital, PL Capital Advisors and Goodbody/PL LLC.

(d)            During the past five years, no member of the PL Capital Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)            During the past five years, no member of the PL Capital Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)            All of the individuals who are members of the PL Capital Group are citizens of the United States.

Item 3.                         Source and Amount of Funds or Other Consideration

Prior to the merger, the PL Capital Group owned, in the aggregate, 1,014,694 shares of Common Stock of the Company acquired at an aggregate cost of $4,623,354.

From time to time, members of the PL Capital Group purchased Common Stock on margin provided by BNP Paribas Prime Brokerage Inc. (“BNP Paribas”) or BTIG LLC (“BTIG”) on such firms’ usual terms and conditions.  All or part of the shares of Common Stock owned by members of the PL Capital Group were at various times pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the PL Capital Group.  Such loans, if any, generally bore interest at a rate based upon the federal funds rate plus a margin. As of the Merger Date none of the members of the PL Capital had any loans secured by Common Stock.

CUSIP No. 048426100	Page 13 of 19 Pages

The amount of funds expended by Financial Edge Fund to acquire the 492,543 shares of Common Stock it held on the Merger Date was $2,244,858.  Such funds were provided from Financial Edge Fund’s available capital and from time to time by margin loans provided by BNP Paribas or BTIG.

The amount of funds expended by Financial Edge Strategic to acquire the 205,700 shares of Common Stock it held on the Merger Date was $936,774.  Such funds were provided from Financial Edge Strategic’s available capital and from time to time by margin loans provided by BNP Paribas or BTIG.

The amount of funds expended by Focused Fund to acquire the 95,300 shares of Common Stock it held on the Merger Date was $433,010.  Such funds were provided from Focused Fund’s available capital and from time to time by margin loans provided by BNP Paribas or BTIG.

The amount of funds expended by Goodbody/PL LP to acquire the 221,151 shares of Common Stock it held on the Merger Date was $1,008,712.  Such funds were provided from Goodbody/PL LP’s available capital and from time to time by margin loans provided by BNP Paribas or BTIG.

Item 4.                         Purpose of Transaction

This is the PL Capital Group’s final Schedule 13D filing.  The PL Capital Group no longer owns any shares of the Company.  On the Merger Date, in the aggregate, the PL Capital Group received $1.39 in cash and 0.17 shares of Ameris Bancorp for each share of Common Stock of the Company.  Prior to the merger, in the aggregate, the PL Capital Group owned 6.5% of the Company’s Common Stock, based upon the Company’s outstanding shares as of May 1, 2018.

Unless otherwise noted in this Schedule 13D, no member of the PL Capital Group has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D.

CUSIP No. 048426100	Page 14 of 19 Pages

Item 5.                         Interest in Securities of the Company

The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 15,552,883, reported as the number of outstanding shares as of May 1, 2018, in the Company’s Quarterly Report on Form 10-Q filed on May 10, 2018.

The PL Capital Group made transactions in the Common Stock within the past 60 days as noted below:

(A)	Financial Edge Fund

(a)-(b)            See cover page.

(c)	On the Merger Date the Financial Edge Fund exchanged each of its 492,543 shares of Common Stock of the Company for $1.39 in cash and 0.17 share of Ameris Bancorp common stock.

(d)
Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Fund, they have the power to direct the affairs of Financial Edge Fund, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Fund.  Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Financial Edge Fund.  Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Fund with regard to those shares of Common Stock.

(B)	Financial Edge Strategic

(a)-(b)            See cover page.

(c)	On the Merger Date the Financial Edge Strategic exchanged each of its 205,700 shares of Common Stock of the Company for $1.39 in cash and 0.17 share of Ameris Bancorp common stock.

(d)
Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Strategic, they have the power to direct the affairs of Financial Edge Strategic, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Strategic.  Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Financial Edge Strategic.  Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and disposition power with Financial Edge Strategic with regard to those shares of Common Stock.

(C)	Focused Fund

(a)-(b)            See cover page.

CUSIP No. 048426100	Page 15 of 19 Pages

(c)	On the Merger Date the Focused Fund exchanged each of its 95,300 shares of Common Stock of the Company for $1.39 in cash and 0.17 share of Ameris Bancorp common stock.

(d)
Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, the general partner of Focused Fund, they have the power to direct the affairs of Focused Fund, including the voting and disposition of shares of Common Stock held in the name of Focused Fund.  Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Focused Fund. Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Focused Fund with regard to those shares of Common Stock.

(D)	Goodbody/PL LP

(a)-(b)            See cover page.

(c)	On the Merger Date the Goodbody/PL LP exchanged each of its 221,151 shares of Common Stock of the Company for $1.39 in cash and 0.17 share of Ameris Bancorp common stock.

(d)
Goodbody/PL LLC is the general partner of Goodbody/PL LP.  Because Messrs. Palmer and Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LP.  Mr. Palmer and Mr. Lashley are also the Managing Members of PL Capital Advisors, the investment advisor of Goodbody/PL LP. Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Goodbody/PL LP.

(E)            PL Capital

(a)-(b)            See cover page.

(c)	PL Capital has made no purchases or sales of Common Stock directly.

(d)
PL Capital is the general partner of Financial Edge Fund, Financial Edge Strategic and Focused Fund.  Because Messrs. Palmer and Lashley are the Managing Members of PL Capital, they have the power to direct the affairs of PL Capital.  Therefore, PL Capital may be deemed to share with Mr. Palmer and Mr. Lashley voting and dispositive power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic and Focused Fund.

CUSIP No. 048426100	Page 16 of 19 Pages

(F)            PL Capital Advisors

(a)-(b)            See cover page.

(c)	PL Capital Advisors has made no purchases or sales of Common Stock directly.

(d)
PL Capital Advisors is the investment advisor to Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP.  Because they are the Managing Members of PL Capital Advisors, Mr. Palmer and Mr. Lashley have the power to direct the affairs of PL Capital Advisors.  Therefore, PL Capital Advisors may be deemed to share with Mr. Palmer and Mr. Lashley voting and dispositive power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP.

(G)            Goodbody/PL LLC

(a)-(b)            See cover page.

(c)	Goodbody/PL LLC has made no purchases or sales of Common Stock directly.

(d)
Goodbody/PL LLC is the general partner of Goodbody/PL LP.  Because Messrs. Palmer and Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LLC.  Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and disposition power with regard to the shares of Common Stock held by Goodbody/PL LP.

(H)            Mr. John W. Palmer

(a)-(b)            See cover page.

(c)	Mr. Palmer did not purchase or sell shares of Common Stock during the past 60 days.

(I)            Richard J. Lashley

(a)-(b)            See cover page.

(c)	Mr. Lashley did not purchase or sell shares of Common Stock during the past 60 days.

CUSIP No. 048426100	Page 17 of 19 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

With respect to Financial Edge Fund, Financial Edge Strategic and Focused Fund, PL Capital is entitled to an allocation of a portion of profits, if any.  With respect to Financial Edge Fund, Financial Edge Strategic, Focused Fund and Goodbody/PL LP, PL Capital Advisors is entitled to a management fee based upon a percentage of total capital.  With respect to Goodbody/PL LP, Goodbody/PL LLC is entitled to an allocation of a portion of profits, if any.

Other than the foregoing arrangements and relationships and the Joint Filing Agreement filed as Exhibit 1 to the Initial Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

1	Joint Filing Agreement. [Previously filed as Exhibit 1 to the initial Schedule 13D filed by the PL Capital Group on August 7, 2015, and incorporated herein by reference.]

CUSIP No. 048426100	Page 18 of 19 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:            June 11, 2018

FINANCIAL EDGE FUND, L.P. By: PL CAPITAL, LLC General Partner By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member
FINANCIAL EDGE-STRATEGIC FUND, L.P. By: PL CAPITAL, LLC General Partner By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member
PL CAPITAL/FOCUSED FUND, L.P. By: PL CAPITAL, LLC General Partner By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member
GOODBODY/PL CAPITAL, L.P. By: GOODBODY/PL CAPITAL, LLC General Partner By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member

CUSIP No. 048426100	Page 19 of 19 Pages

GOODBODY/PL CAPITAL, LLC By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member
PL CAPITAL ADVISORS, LLC By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member
PL CAPITAL, LLC By: /s/ John W. Palmer /s/ Richard J. Lashley John W. Palmer Richard J. Lashley Managing Member Managing Member

By: /s/ John W. Palmer John W. Palmer
By: /s/ Richard J. Lashley Richard J. Lashley